EXHIBIT 1

JOIN FILING STATEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned hereby agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned, and any amendments thereto executed by the undersigned shall be filed on behalf of each of the undersigned without the necessity of filing any additional joint filing agreement. The undersigned acknowledge that each is responsible for the timely filing of such statement on Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning him, her or it contained therein, but shall not be responsible for the completeness or accuracy of the information concerning the others of the undersigned, except to the extent that it knows or has reason to believe that such information is inaccurate or incomplete. This Joint Filing Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

Dated: February 6, 2026

Raul Marcelo Claure

By: /s/ Raul Marcelo Claure

Claure Group LLC

By: /s/ Raul Marcelo Claure
Manager

Bicycle I, L.P.

By: Bicycle GP I, LLC
Its: General Partner

By: /s/ Mwashuma Nyatta
Managing Member of Bicycle Management Company, LLC, the Managing Member of Bicycle GP I, LLC

Bicycle GP I, LLC

By: /s/ Mwashuma Nyatta
Managing Member of Bicycle Management Company, LLC, its Managing Member

Bicycle Management Company, LLC

By: /s/ Mwashuma Nyatta
Managing Member

Mwashuma Nyatta

By: /s/ Mwashuma Nyatta